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                              March 9, 2021

       Sean Sullivan
       Executive Vice President
       The Duckhorn Portfolio, Inc.
       1201 Dowdell Lane
       Saint Helena, CA 94574

                                                        Re: The Duckhorn
Portfolio, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 3, 2021
                                                            File No. 333-253412

       Dear Mr. Sullivan:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1 filed March 3, 2021

       Summary, page 1

   1. Please update your disclosures on page 12 to reflect your current level of indebtedness as of a more recent date.
Please also disclose here that you intend to use a portion of the net proceeds you receive
from this offering to repay $100 million that you borrowed under your Revolver Facility
to fund the dividend of $100 million that you paid to your existing stockholders on
February 24, 2021.
       Stockholders Agreement, page 142

   2. You disclose here the board of director nomination rights of TSG. We note the TSG board nomination rights
disclosed in Section 2.1 of the Stockholders Agreement filed as exhibit
                                                        10.2. Please revise to
describe TSG's director nomination rights including disclosing the
 Sean Sullivan
The Duckhorn Portfolio, Inc.
March 9, 2021
Page 2
       number of TSG director nominees and whether such number constitutes a majority of directors that TSG will have the right to designate immediately following the offering.
       Please also disclose the number of directors TSG may designate and the percentage of shares that TSG will be obligated to hold under the stockholders agreement.
Item 16. Exhibits and financial statement schedules, page II-3

3. Please update your exhibit list. In this regard, we note that you referenced several exhibits that are filed under a different number. For example, see exhibits 10.23 through 10.26.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Mindy Hooker, Staff Accountant at (202) 551-3345 or John Cash,
Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202)
551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.



                                                              Sincerely,
FirstName LastNameSean Sullivan
                                                              Division of
Corporation Finance
Comapany NameThe Duckhorn Portfolio, Inc.
                                                              Office of
Manufacturing
March 9, 2021 Page 2
cc:       Thomas Holden
FirstName LastName